Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Investor Relations
matthew.zintel@zintelpr.com	investor@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems to Acquire Eutronsec S.p.A.

Transaction to expand Aladdin’s market share and presence in European region

TEL AVIV, ISRAEL, June 25, 2008 – Aladdin Knowledge Systems (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced it signed a definitive agreement to acquire Eutronsec, S.p.A., a provider of software protection and authentication products, for approximately €10.0 million in cash, including acquisition related expenses.

“The acquisition of Eutronsec is focused on further expanding Aladdin’s market share and presence in the European region and extending our global position as an industry leader in the areas of software protection and authentication,” said Yanki Margalit, Chief Executive Officer at Aladdin Knowledge Systems. “Eutronsec’s innovative products are designed to guard against software piracy as well as protect electronic intellectual property and are a complement to Aladdin’s award-winning portfolio of IT security products. We look forward to providing Eutronsec’s customers throughout Europe with the high-quality service and support they have come to expect with the added benefit of our worldwide security expertise, research and development resources as well as the strong financial backing of a publicly-traded company.”

Eutronsec is a significant player in the Italian software security and authentication market, with full year 2007 annual revenue relevant to Aladdin’s primary business just under €5 million. The closing of the transaction is subject to customary closing conditions and is expected to be consummated by September 2008. Pending a successful completion of the transaction, the acquisition is anticipated to be accretive to Aladdin on a diluted earnings per share basis during the first half of 2009.

About Eutronsec
Established in 1987, Eutronsec is a private company based in Italy devoted to developing and marketing innovative solutions for information security. Eutronsec solutions include software protection, token authentication, OTP technology, SIM and smartcard readers, desktop and laptop protection, USB flash memory, and PDF document protection. For more information, visit the Eutronsec Web site at http://www.eutronsec.com.

About Aladdin
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.